Via Facsimile and U.S. Mail
Mail Stop 6010

February 16, 2007

Mr. Einar W. Sissener
Director and chairman of the Board
Alpharma, Inc.
One Executive Drive
Fort Lee, NJ 07024

Re: Alpharma, Inc.
     Form 10-K for the Year Ended December 31, 2005
     Filed March 16, 2006
     File No. 001-08593

Dear Mr. Sissener:

     We have completed our review of your Form 10-K and have no further comment
at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief